Exhibit 10.93

Jack Dunn President and Chief Executive Officer	FTI Consulting, Inc. 777 South Flagler Drive West Tower West Palm Beach, FL 33401 (561) 515-6078 jack.dunn@fticonsulting.com www.fticonsulting.com

December 31, 2008

Mr. Roger Carlile

c/o FTI Consulting, Inc.

2001 Ross Avenue

Suite 400

Dallas, Texas 75201

Dear Roger:

I am delighted that you will be assuming the executive officer position of Executive Vice President – Chief Human Resources Officer. As we discussed, effective January 5, 2009 (the “Effective Date”), this letter rescinds and supersedes the Employment Agreement dated January 2, 2007 (the “SMD Employment Agreement”), among you, FTI Consulting, Inc. (“FTI” or the “Company”) and FTI, LLC, a wholly-owned subsidiary of FTI. Commencing on the Effective Date the terms of your employment will be as follows:

1. Position – Executive Vice President – Chief Human Resources Officer.

2. Annual Base Salary – $1,300,000 per year.

3. 2008 Special Bonus – FTI has paid to you a special bonus for the year ended December 31, 2008 in the amount of $1,500,000. You hereby covenant to immediately repay to FTI a cash amount equal to the following percentages of such bonus if you leave the employment of FTI for any reason other than termination by the Company without “Cause,” termination by you for “Good Reason,” Death or “Disability” or if you breach any restrictive covenant set forth in paragraphs 9 through 14 of this agreement, prior to the applicable dates set forth opposite such applicable repayment percentage below:

Date	Repayment Percentage
December 31, 2009	100%
December 31, 2010	90%
December 31, 2011	80%
December 31, 2012	70%
December 31, 2013	60%
December 31, 2014	50%
December 31, 2015	40%
December 31, 2016	30%
December 31, 2017	20%
December 31, 2018	10%

4. 2008 Additional Bonus Amount – FTI will pay to you an additional bonus for 2008 associated with your employment with the Forensic and Litigation Consulting segment in the aggregate amount of $550,000.

5. Bonus Opportunity – Management will recommend that the Compensation Committee designate you as a participant in the FTI Consulting, Inc. Incentive Compensation Plan with a target bonus opportunity of $300,000 upon achievement of corporate and individual goals.

6. Benefits – Full company benefits commensurate with an executive officer in your position.

7. Severance Protection –

a)	Termination of Employment by Resignation or Termination of Employment by FTI for Cause. In the event that your employment is terminated by you by resignation, or by FTI for “Cause,” you will be entitled to a cash payment of (i) your accrued and unpaid compensation, (ii) unpaid actual business expenses submitted to the Company and (iii) any benefits to which you are then entitled under the terms of FTI’s benefit plans and fringe benefit plans (if any) (collectively, “Accrued Compensation”).

b)	Termination of Employment by FTI without Cause, Termination by you for Good Reason or Death or Disability. In the event that you are terminated by FTI without “Cause,” or you terminate your employment for “Good Reason” or your employment terminates upon your Death or “Disability,” you will be entitled to a cash payment of (i) Accrued Compensation, (ii) the actual amount of bonus awarded for the year ended prior to the year of termination if that amount has not yet been paid, plus (iii) an amount equal to a pro rata portion of such actual bonus for the year ended prior to the year of termination determined by multiplying your bonus earned for such year by a fraction, the (1) numerator of which is the number of days from the first day of the calendar year in which your termination occurs to and including the date of termination and (2) denominator of which is 365.

c)	Salary and Benefit Continuation Rights.

i.	Salary Continuation upon Termination by the Company without Cause or by You with Good Reason. In the event that your employment is terminated by the Company without “Cause” or by you for “Good Reason,” you continue to comply with the post-employment obligations set forth in paragraphs 9 through 13 below for the “Restricted Period,” and you execute a “Release” on or about the date of termination, you will be entitled to the continued payment of your annual base salary for a period of twelve (12) months based upon the greater of (1) your annual base salary for the year in which your employment is terminated or (2) your average annual base salary for the three years preceding the year in which termination occurs.

ii.

Benefit Continuation upon Termination by the Company without Cause, by You with Good Reason or Due to Disability. In the event that your employment is terminated by the Company without “Cause,” by you for “Good Reason,” you will be eligible to receive continued group health and group life insurance coverage for you, your spouse and eligible dependents during the twelve (12) month period following termination at the same benefit and contribution levels in effect from time to time with respect to active employees of the Company (“Benefit Continuation Coverage”); provided, that, if and to the extent that group health coverage is not permitted under the applicable plan or law, your COBRA coverage will begin immediately upon termination and the Company will pay the premiums for group health coverage for you and your spouse and eligible dependents under COBRA during the twelve (12) month salary continuation period. If you are eligible for Benefit Continuation Coverage, the Benefit Continuation Coverage will not be considered COBRA continuation coverage, and you, your spouse and eligible dependents will be eligible to exercise your, her or their rights under COBRA, at your, her or their expense, upon expiration of the Benefit Continuation Coverage period.

iii.	Benefit Continuation Coverage Due to Death. In the event that termination of employment is due to your death, if your estate or other beneficiary executes a “Release” as soon as administratively feasible following the date of death, your spouse and eligible dependents will receive continued group health and group life insurance coverage during the twelve (12) month period following your death at the same benefit and contribution levels in effect from time to time with respect to spouses and eligible dependents of active employees of the Company (“Death Benefit Continuation Coverage”). If and to the extent the group health coverage under the Death Benefit Continuation Coverage is not permitted by the applicable plan or law, COBRA coverage will begin upon your death, and the Company will pay the premiums for group health coverage, where applicable, for Employee’s spouse and eligible dependents under COBRA during the twelve (12) month period following your death. If your spouse and eligible dependents are eligible for the group health coverage under the Death Benefit Continuation Coverage, the Death Benefit Continuation Coverage will not be considered COBRA continuation coverage, and your spouse and eligible dependents will be eligible to exercise her or their rights under COBRA, at her or their expense, upon the expiration of the Death Benefit Continuation Coverage period.

d)	Treatment of Equity Awards on Termination.

i.	Equity Awards Granted as of December 31, 2008. All equity awards granted to you and unvested or, in the case of stock option awards vested and unexercised, as of December 31, 2008 shall be treated upon termination as specified in the applicable award agreement covering each applicable award.

ii.	Equity Awards Granted After December 31, 2008. Unless other vesting and forfeiture terms are established by the administrator of the applicable equity plan for a specific equity award, equity awards granted on or after December 31, 2008 will be treated upon the specified termination events as follows:

1.	Termination by the Company without Cause or by You for Good Reason. Upon termination of employment by FTI without “Cause” or termination by you for “Good Reason,” all unvested equity awards will vest and, as applicable, be payable or exercisable, as follows (A) all unvested stock option awards under an equity award that vests on termination will be exercisable until the earlier of (I.) the expiration date of the award as set forth in the applicable award agreement or (II.) ninety (90) days after the date of vesting; and (B) all stock option awards under an equity award already vested at termination will be exercisable for a period equal to the earlier of: (I.) the expiration date of the award as set forth in the applicable award agreement or (II.) ninety (90) days after the date of termination, and any unexercised portions will be forfeited thereafter.

2.	Termination upon Death. If you terminate due to your death, all unvested equity awards will vest. All unexercised stock options upon your death will remain exercisable until the earlier of (A) the expiration date of the award as set forth in the applicable award agreement or (B) twelve (12) months after the date of your death, and any unexercised portions will be forfeited thereafter.

3.	Termination upon Disability. If you terminate due to your “Disability,” all unvested restricted stock awards will vest. All unvested stock option awards and all then vested stock option awards will continue to vest and remain exercisable until the earlier of (A) the expiration date of the award as set forth in the applicable award agreement or (B) twelve (12) months after the date of your termination due to “Disability,” (or five (5) business days after the latest date that your Option becomes exercisable during those twelve (12) months, if later), and any unexercised portions will be forfeited thereafter.

4.	Termination upon a Change in Control. If you terminate due to a “Change in Control,” all unvested restricted stock awards will vest in accordance with the applicable award agreement. All stock option awards will become exercisable in full immediately before the occurrence of a “Change in Control”.

8. Senior Managing Director Incentive Compensation Program – As of the Effective Date and thereafter you will no longer be eligible to participate in, and be deemed a “participant” in, the Senior Managing Director Incentive Compensation Program (the “IC Program”). Notwithstanding anything in this Offer Letter to the contrary, the award agreements representing the equity awards granted you pursuant to the IC Program shall continue to incorporate by reference the terms and definitions under the SMD Employment Agreement. In addition, you hereby acknowledge and agree that you shall not be deemed a participant in the IC Program for the year ending December 31, 2008 and any bonus payment to you from the Forensic and Litigation Consulting/Technology EBITDA Bonus Plan on account of 2008 will not be subject to the mandatory deferral in the form of shares of restricted stock and you will not receive any additional equity awards contemplated by the IC Program.

9. Non-Competition Covenants – You acknowledge that during the “Restricted Period”, you will not, directly or indirectly, be employed by (where your employment would involve any level of strategic, advisory, technical, creative, sales, or other similar input), lend money to, invest in, or engage in a “Competing Business” in any “Market Area”. That prohibition includes, but is not limited to, acting, either singly or jointly or as agent for, or as an employee of or consultant or independent contractor to, any one or more persons, firms, entities, or corporations directly or indirectly (as a director, independent contractor, representative, consultant, member, or otherwise) in such “Competing Business”. Notwithstanding the foregoing, (a) you may own up to 5% of the outstanding capital stock of any corporation or other entity that is publicly traded, and (b) following the termination of your employment hereunder, you may provide services as an officer, consultant, employee, director, partner or otherwise to an entity engaged in multiple business lines (including a business line that is a “Competing Business”) provided that the business line(s) for which you provide services is not a “Competing Business”.

10. Non-Solicitation Covenants – During the “Restricted Period,” you will not, directly or indirectly, whether for yourself or for any other individual or entity (other than the Company):

a)	solicit business regarding any case or matter upon which you worked on behalf of the Company during the term of this Agreement;

b)	solicit any person or entity who is a client of the Company’s business in which you were engaged at the time of or at any time within a twenty-four (24) month period of time immediately prior to the termination of your employment with the Company; or

c)	solicit, induce or otherwise attempt to influence any person who the Company employs or otherwise engages to perform services including, but not limited to, any employees, independent consultants, engineers, or sales representatives, or any contractor, subcontractor, supplier, or vendor of the Company, to leave the employ of or discontinue providing services to the Company, provided, however, that this restriction will not apply in the case of any clerical employee of the Company or in the case of any other employee whose employment with the Company has been terminated for at least one year.

11. Confidential Information of the Company – Your association with the Company has given and will give you access to “Confidential Information” not generally known outside of the Company that may be of value to the Company or that has been given to the Company in confidence by third parties. You acknowledge and agree that using, disclosing, or publishing any “Confidential Information” in an unauthorized or improper manner would cause the Company substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, you will not at any time, except in performing the your duties under this Agreement or any predecessor agreement (or with the prior written consent of the Company), directly or indirectly, use, disclose, or publish any “Confidential Information” that you may learn or become aware of, or may have learned or become aware of because of your association with the Company, or use any such information in a manner that is or may reasonably be likely to be detrimental to the business of the Company.

12. Property Rights – You hereby confirm that all “Confidential Information” is and must remain the exclusive property of the Company. All business records, business papers, and business documents kept or created by you in the course of your employment by the Company relating to the business of the Company remain the property of the Company. Upon the termination of this Agreement or upon the Company’s reasonable request at any time, you must promptly deliver to the Company any “Confidential Information” or other property belonging to the Company (written or otherwise) not otherwise in the public domain. You will not, without the Company’s consent, retain copies, excerpts, summaries, or compilations of the foregoing information and materials.

13. Intellectual Property –

a)	All records, in whatever media, documents, papers, inventions and notebooks, drawings, designs, technical information, source code, object code, processes, methods or other copyrightable or otherwise protected works you conceive, create, make, invent, or discover or that otherwise relate to or result from any work you perform or have performed for the Company or that arise from the use or assistance of the Company’s facilities, materials, personnel or “Confidential Information” in the course of your employment (whether or not during usual working hours), whether conceived, created, discovered, made, or invented individually or jointly with others, will, together with all the worldwide patent, copyright, trade secret, or other intellectual property rights in all such works, be and remain the absolute property of the Company. You irrevocably and unconditionally waives all rights that may otherwise vest in you (whether before, on, or after the date of this Agreement) in connection with your authorship of any such copyrightable or patentable works in the course of your employment with the Company, wherever in the world enforceable. Without limitation, you waive the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment. You recognize any such works are “works for hire” of which the Company is the author.

b)	You will promptly disclose, grant and assign ownership to the Company for its sole use and benefit any and all ideas, processes, inventions, discoveries, improvements, technical information, copyrightable works and/or patentable works that you develop, acquire, conceive or reduce to practice (whether or not during usual working hours) while employed by the Company. You will promptly disclose and hereby grant and assign ownership to the Company of all patent applications, letter patent, utility and design patents, copyrights and reissues thereof, or any foreign equivalents thereof, which may at any time be filed or granted for or upon any such invention, improvement, or information. In connection therewith:

i.

You will, without charge but at the Company’s expense, promptly execute and deliver such applications, assignments, descriptions and other instruments as the Company may consider reasonably necessary or proper to vest title to any such inventions, discoveries, improvements, technical information, patent applications, patents, copyrightable work or reissues thereof in the Company and to enable it to obtain and maintain the entire worldwide right and title thereto; and

ii.	You will provide to the Company at its expense all such assistance as the Company may reasonably require in the prosecution of applications for such patents, copyrights or reissues thereof, in the prosecution or defense of interferences that may be declared involving any such applications, patents or copyrights and in any litigation in which the Company may be involved relating to any such patents, inventions, discoveries, improvements, technical information or copyrightable works or reissues thereof. The Company will reimburse you for reasonable out-of-pocket expenses incurred and pay you reasonable compensation for your requested time if the Company no longer employs you.

c)	To the extent, if any, that you own rights to works, inventions, discoveries, proprietary information, and copyrighted or copyrightable works, or other forms of intellectual property that are incorporated in the work product you create for the Company, you agree that the Company will have an unrestricted, nonexclusive, royalty-free, perpetual, transferable license to make, use, sell, offer for sale, and sublicense such works and property in whatever form, and you hereby grant such license to the Company.

d)	This Section (relating to Copyright, Discoveries, Inventions and Patents) does not apply to an invention for which no equipment, supplies, facility or trade secret information of the Company (including any of its predecessors) was used and that was developed entirely on your own time, unless (a) the invention relates (i) directly to the business of the Company, or (ii) the Company’s actual or anticipated research or development, or (b) the invention results from any work you performed as an employee of the Company. The rights and obligations set forth in this Section will continue indefinitely.

14. Definitions – For purposes of Sections 3 through 13, the following terms will have the meaning set forth below:

a)	Restricted Period. The term “Restricted Period” means the period beginning on the date of the execution of this Agreement and ending on the expiration of the period ending twelve (12) months from the termination date of your employment for any reason. Notwithstanding the foregoing, (i) the duration of the “Restricted Period” will be extended by the amount of any and all periods that you violate the covenants of any of Sections 9 and 10, and (ii) the “Restricted Period” will earlier expire upon the failure of the Company to make any payments due to you prior to the expiration of the “Restricted Period,” provided, however, that you must specify in writing to the Company the act or omission that you deem to constitute such payment failure of the Company and provide the Company thirty (30) days after receipt of such notice to correct the situation (and thus prevent the earlier expiration of the “Restricted Period”), and provided further that Company will not thereby be relieved of any payment obligations to you under this Agreement.

b)	Competing Business. The term “Competing Business” means any line of business, in which you were substantially engaged or about which you gained substantial “Confidential Information” during your employment with the Company, that is either (a) conducted by the Company during the period of your employment with the Company and at the time your employment ends, or (b) planned or proposed by the Company at any time during the last twenty-four (24) months of your employment with the Company.

c)

Market Area. The term “Market Area” means any place, including but not limited to the continental United States, the United Kingdom and Australia, where the Company conducts any business, in which you were substantially engaged or about which you gained substantial “Confidential Information,” that was either conducted, planned or proposed by the Company at any time during the last twenty-four (24) months of your employment with the Company. You acknowledge that due to the nature of the business conducted by the Company, this geographic scope is reasonable and necessary to protect the Company’s legitimate protectable interests.

d)	Cause, Good Reason, Disability and Change in Control. The terms “Cause,” “Good Reason,” “Disability,” and “Change in Control” have the same meanings as set forth in the Company’s employment agreement with its Chief Executive Officer, as in effect on the date of such event or termination, except to the extent “Good Reason” is modified by the “Location” provision set forth below.

e)	Confidential Information. The term “Confidential Information” includes, without limitation, information not previously disclosed to the public or to the trade by the Company with respect to its present or future business, operations, services, products, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, patents, procedures, manuals, specifications, any other intellectual property, confidential reports, price lists, pricing formulas, customer lists, financial information, business plans, lease structure, projections, prospects, or opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, any other confidential and proprietary information, and any other information not generally known outside the Company that may be of value to the Company, but excludes any information already properly in the public domain. “Confidential Information” also includes confidential and proprietary information and trade secrets that third parties entrust to the Company in confidence. The rights and obligations set forth in this Section will continue indefinitely.

f)	Release. The term “Release” means a valid waiver and general release of any and all claims against the Company to the fullest extent permitted by law, in a form and manner acceptable to the Company.

15. Enforceability – If any of the provisions of Sections 9 through 14 are deemed by a court or arbitrator having jurisdiction to exceed the time, geographic area, or activity limitations the law permits, the limitations will be reduced to the maximum permissible limitation, and you and the Company authorize a court or arbitrator having jurisdiction to reform the provisions to the maximum time, geographic area, and activity limitations the law permits; provided, however, that such reductions apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

16. Remedies – Without limiting the remedies available to the parties, each party acknowledges that a breach of any of the covenants in Sections 9 through 13 would result in material irreparable injury to the Company for which there is no adequate remedy at law, and that it will not be possible to measure damages for such injuries precisely. The parties agree that, if there is a breach or threatened breach of such covenants, the Company will be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining you from engaging in prohibited activities or such other relief as may be required to specifically enforce any of said covenants. In addition, the Company will be relieved of any obligation to provide to you any post-employment payments, benefits, awards or extended vesting or exercise periods under this Agreement, any Equity Award, any bonus and incentive compensation plan, or any Benefit or Fringe Benefit Plan which would otherwise occur, be continued, or become due and payable following such breach or threatened breach. Further, in the event you violate the non-solicitation or non-competition provisions of this Agreement after a “Change in Control” and prior to the earlier of (i) January 2, 2013 or (ii) the expiration of the “Restricted Period,” you must immediately repay to the Company the value of any options or restricted stock that vested as a result of the “Change in Control”. Each party agrees that all remedies expressly provided for in this Agreement are cumulative of any and all other remedies now existing at law or in equity. In addition to the remedies provided in this Agreement, the parties will be entitled to avail themselves of all such other remedies as may now or hereafter exist at law or in equity for compensation, and for the specific enforcement of the covenants contained in Sections 9 through 13. Resorting to any remedy provided for in this Section or provided for by law will not prevent the concurrent or subsequent employment of any other appropriate remedy or remedies, or preclude a recovery of monetary damages and compensation. Each party agrees that no party hereto must post a bond or other security to seek an injunction. In the event that an arbitrator or court of competent jurisdiction declares that any of the remedies outlined in this Section are unavailable as a matter of law, the remainder of the remedies outlined in this Section shall remain available to the Company.

17. Vacation – You will be entitled to five (5) weeks of vacation annually. Vacation not taken will be forfeited with no reimbursement therefore.

18. Location – Your primary location of employment will be Dallas, Texas.

19. Employment-at-Will – You will be an employee-at-will.

20. Governing Law – The Agreement will be governed by the laws of the State of Maryland, without regard to any conflict of laws provisions.

21. Code Section 409A Compliance – For purposes of compliance with Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”), if you notify the Company (with specificity as to the reason therefore) that you believe that any provision of this letter agreement (or of any award of compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company (without any obligation whatsoever to do so) independently makes such determination, the Company will, with your consent, reform such provision to attempt to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification will be made in good faith and will, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.

A termination of employment will not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amount or benefit upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms will mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered “nonqualified deferred compensation” under Code Section 409A payable on account of a “separation from service,” such payment or benefit will be made or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service,” and (ii) the date of your death. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement will be paid or provided in accordance with the normal payment dates specified for them herein.

In the position of Executive Vice President – Chief Human Resources Officer, you will report directly to the Chief Executive Officer and have a seat on the Executive Committee.

Yours truly,

/S/ JACK B. DUNN, IV

Accepted and Agreed:

/S/ ROGER D. CARLILE
December 31, 2008	Date